SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ICU MEDICAL, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

44930G107
(CUSIP Number)

Matthew Whyte
Company Secretary
Smiths Group plc
Level 10, 255 Blackfriars Road
London, United Kingdom, SE1 9AX
+44 (0) 20 7004 1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Michelle Rutta
Patti J. Marks
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095

February 29, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44930G107

1	NAMES OF REPORTING PERSON Smiths Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,670,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,670,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAMES OF REPORTING PERSON Smiths Group International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,670,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,670,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 1,670,000 shares Common Stock held by Smiths Group International Holdings Limited (“Shareholder”). Smiths Group plc may be deemed to have beneficial ownership over such shares since the Shareholder is a direct wholly-owned subsidiary of Smiths Group plc.
(2)	Based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by Shareholder by (b) 24,142,564 shares of Common Stock outstanding as of January 31, 2024, as reported by the Issuer in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on February 27, 2024 (the “10-K”).

AMENDMENT NO.1 TO SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on January 12, 2022 (the “Schedule 13D”) with the Securities and Exchange Commission relating to the common stock, par value $0.10 per share (the “Common Stock”), of ICU Medical, Inc., a Delaware corporation (“ICU Medical”), by (i) Smiths Group plc, a public limited company incorporated in England and Wales and listed on the London Stock Exchange and (ii) Smiths Group International Holdings Limited, a private limited company incorporated in England and Wales (collectively, the “Reporting Persons”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

The following Items of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background.

(a)	This statement is being filed by (i) Smiths Group plc, a public limited company incorporated in England and Wales and listed on the London Stock Exchange and (ii) Smiths Group International Holdings Limited, a private limited company incorporated in England and Wales (“Smiths Group” or “Shareholder”).

(b)	The address for the principal business office of Smiths Group plc and the Shareholder is:

Level 10, 255 Blackfriars Road,

London, United Kingdom, SE1 9AX

(c)	Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment of each of (i) Smiths Group plc’s directors and executive officers and (ii) Shareholder’s directors and executive officers, (the “Scheduled Persons”).

(e)	During the past five years, none of Smiths Group plc and Shareholder, and, to the knowledge of Smiths Group plc and Shareholder, none of the Scheduled Persons has, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 29, 2024, Shareholder sold 830,000 shares of Common Stock held by it in accordance with the Form 144 that was filed by the Shareholder on the same day. The shares of Common Stock were sold through a trade order executed by a broker-dealer at a price of $106.075 per share of Common Stock. As a result of these sales, Shareholder now owns 1,670,000 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 24,142,564 shares of Common Stock outstanding as of January 31, 2024, as reported in the Issuer’s 10-K. Smiths Group may be deemed to have beneficial ownership over such 1,670,000 shares of Common Stock since the Shareholder is a direct wholly-owned subsidiary of Smiths Group. The Reporting Persons share power to vote or to direct the vote of and power to dispose or to direct the disposition of such 1,670,000 shares of Common Stock.

(c) On February 29, 2024, Shareholder sold 830,000 shares of Common Stock held by it in accordance with the Form 144 that was filed by the Shareholder on the same day. The shares of Common Stock were sold through a trade order executed by a broker-dealer at a price of $106.075 per share of Common Stock. The aforementioned transaction is the only transaction in the Common Stock by the Reporting Persons in the sixty days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

(d) No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Power of Attorney of Smiths Group plc
99.2	Power of Attorney of Smiths Group International Holdings Limited
99.3	Joint Filing Agreement, dated as of January 12, 2022, by and between Smiths Group plc and Smiths Group International Holdings Limited. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Smiths Group plc and Smiths Group International Holdings Limited on January 12, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2024

Smiths Group plc

By:	/s/ Matthew John Whyte
Name:	Matthew John Whyte, attorney-in-fact

Smiths Group International Holdings Limited

By:	/s/ Matthew John Whyte
Name:	Matthew John Whyte, attorney-in-fact

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Smiths Group plc

The business address of each director and executive officer is c/o Smiths Group plc, Level 10, 255 Blackfriars Road, London, UK, SE1 9AX. Unless otherwise indicated, each director and executive officer is a citizen of the United Kingdom.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND CITIZENSHIP
Steve Williams Chairman of the Board, Director	Chairman of the Board, Smiths Group plc and company director Mr. Williams is a citizen of the United States and the United Kingdom
Paul Keel Chief Executive Officer, Director	Director, Chief Executive Officer, Smiths Group plc Mr Keel is a citizen of the United States
Clare Scherrer Chief Financial Officer, Director	Director, Chief Financial Officer, Smiths Group plc Ms Scherrer is a citizen of the United States and United Kingdom
Pam Cheng Non-Executive Director	Director, Smiths Group plc and Executive Vice-President, Global Operations, IT and Chief Sustainability Officer for AstraZeneca plc Ms Cheng is a citizen of the United States
Ann Dame Dowling Non-Executive Director	Director, Smiths Group plc and Deputy Vice Chancellor and an Emeritus Professor of Mechanical Engineering at the University of Cambridge Dame Ann Dowling is a citizen of the United Kingdom
Richard Howes Non-Executive Director	Director, Smiths Group plc and Chief Financial Officer, Bunzl plc Mr Howes is a citizen of the United Kingdom
Karin Hoeing-Cosentino Non-Executive Director	Director Smiths Group plc and Group ESG, Culture and Business Transformation Director, BAE Systems plc Ms Hoeing-Consentino is a citizen of Germany
William Claire Seeger JR Senior Independent Director	Director, Smiths Group plc and company director Mr Seeger is a citizen of the United States
Mark Seligman Non-Executive Director	Director, Smiths Group plc and company director Mr Seligman is a citizen of the United Kingdom
Noel Tata Non-Executive Director	Director, Smiths Group plc and company director Mr Tata is a citizen of Ireland
Di Houghton Group Head of Strategy	Group Head of Strategy, Smiths Group plc Ms. Houghton is a citizen of the United Kingdom
Vera Kirikova Chief People Officer	Chief People Officer, Smiths Group plc Ms Kirikova is a citizen of the Canada
James Down Group General Counsel	Group General Counsel, Smiths Group plc Mr Down is a citizen of the United Kingdom
John Ostergren Chief Sustainability Officer	Chief Sustainability Officer, Smiths Group plc Mr Ostergren is a citizen of the United States
Tony Tielen Group Operational Excellence Director	Group Operational Excellence Director, Smiths Group plc Mr Tielen is a citizen of the Netherlands
Roland Carter President, Smiths Detection	President, Smiths Detection Mr Carter is a citizen of the United Kingdom
Ted Wan President, Smiths China	President, Smiths China, Smiths Group plc Mr Wan is a citizen of China
Julian Fagge President, Smiths Interconnect	President, Smiths Interconnect Mr Fagge is a citizen of the United Kingdom
Pat McCaffrey President, Flex-Tek	President, Flex-Tek Mr McCaffrey is a citizen of the United States
Bernard Cicut President, John Crane	President, John Crane Mr Cicut is a citizen of France

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Smiths Group International Holdings Limited

The business address of each director and executive officer is c/o Smiths Group plc, Level 10, 255 Blackfriars Road, London, UK, SE1 9AX. Unless otherwise indicated, each director and executive officer is a citizen of the United Kingdom.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND CITIZENSHIP
Matthew Whyte Director	Director, Smiths Group International Holdings Limited and Group Company Secretary, Smiths Group plc
Alexander Kenny Director	Director, Smiths Group International Holdings Limited and Group Treasury Director, Smiths Group plc
Tim Boucher Director	Director, Smiths Group International Holdings Limited and Group Financial Controller, Smiths Group plc